                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____ )*



                         Equity Office Properties Trust
                 ----------------------------------------------
                                (NAME OF ISSUER)



                         Common Shares, par value $.01
                 ----------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                   294741103
                 ----------------------------------------------
                                 (CUSIP NUMBER)



               Alisa M. Singer, Equity Group Investments, L.L.C.,
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-3196
                 ----------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                     October 1, 1999 and January 19, 2000
                ----------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 294741103             SCHEDULE 13D                 Page 2 of 18


--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Samstock/SZRT, L.L.C.

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [X]
                                                           (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
                                                              [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------

                     7     SOLE VOTING POWER
                               1,803,116 (1)
  NUMBER OF
   SHARES       ----------------------------------------------------------------
 BENEFICIALLY        8     SHARED VOTING POWER
   OWNED BY
 EACH REPORTING                0
  PERSON WITH   ----------------------------------------------------------------
                     9     SOLE DISPOSITIVE POWER
                               1,803,116 (1)
                ----------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,803,116 (1)

--------------------------------------------------------------------------------

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           .71%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------

(1) Includes 1,775,768 common shares of beneficial interest ("Common Shares") of Equity Office Properties Trust (the "Issuer") that are issuable upon redemption of Operating Partnership Units ("OP Units") of EOP Operating Limited Partnership ("EOP Partnership"), a Delaware limited partnership in which Equity Office Properties Trust (the "Issuer") is the sole general partner and a limited partner. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP No. 294741103             SCHEDULE 13D                 Page 3 of 18


--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   Samuel Zell

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
     PF, OO
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
                                                               [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

--------------------------------------------------------------------------------

                    7    SOLE VOTING POWER
                            818,173(1)
  NUMBER OF
   SHARES      -----------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER
   OWNED BY
EACH REPORTING              0
  PERSON WITH  -----------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                            818,173(1)
               -----------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                818,173(1)

--------------------------------------------------------------------------------

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .32%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
(1) Includes (i) 809,998 Common Shares issuable to Mr. Zell upon exercise of stock options that currently are exercisable or will become exercisable within 60 days after the date hereof, and (ii) 3,582 Common Shares held in an account maintained by the trustee of the Issuer's supplemental employee retirement plan for the benefit of Mr. Zell.

CUSIP No. 294741103             SCHEDULE 13D                 Page 4 of 18


--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   Samstock/Alpha, L.L.C.

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
                                                               [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

--------------------------------------------------------------------------------

                               7    SOLE VOTING POWER
                                       2,248,757 (1)
  NUMBER OF
   SHARES            -----------------------------------------------------------
 BENEFICIALLY                  8    SHARED VOTING POWER
   OWNED BY
EACH REPORTING                         0
  PERSON WITH        -----------------------------------------------------------
                               9    SOLE DISPOSITIVE POWER
                                       2,248,757 (1)
                     -----------------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,248,757 (1)

--------------------------------------------------------------------------------

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                              [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .89%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                  00
--------------------------------------------------------------------------------
(1) Includes 1,990,579 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP No. 294741103             SCHEDULE 13D                 Page 5 of 18


--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   ZFT Partnership

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
                                                               [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

--------------------------------------------------------------------------------

                            7   SOLE VOTING POWER
                                 6
  NUMBER OF
   SHARES             ----------------------------------------------------------
 BENEFICIALLY               8   SHARED VOTING POWER
   OWNED BY
EACH REPORTING                   0
  PERSON WITH         ----------------------------------------------------------
                            9   SOLE DISPOSITIVE POWER
                                 6
                      ----------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6
--------------------------------------------------------------------------------

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .0000023%

--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

CUSIP No. 294741103             SCHEDULE 13D                 Page 6 of 18


--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   EGI Holdings, Inc.

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
                                                               [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Illinois

--------------------------------------------------------------------------------

                             7    SOLE VOTING POWER
                                     1,932,540 (1)
  NUMBER OF
   SHARES          -------------------------------------------------------------
 BENEFICIALLY                8    SHARED VOTING POWER
   OWNED BY
EACH REPORTING                    0
  PERSON WITH      -------------------------------------------------------------
                             9    SOLE DISPOSITIVE POWER
                                     1,932,540 (1)
                   -------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,932,540 (1)

--------------------------------------------------------------------------------

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .76%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------
(1) Includes 1,919,706 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis. Pursuant to a Stockholders' Agreement, (i) various trusts for the benefit of Samuel Zell and members of his family (the "Zell Trusts") have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGI Holdings, Inc., and (ii) the Common Shares and OP Units owned by EGI Holdings, Inc. are subject to a right of first offer exercisable by the other stockholders of Equity Group Investments, Inc. (other then the Zell Trusts). See Items 5 and 6.

CUSIP No. 294741103             SCHEDULE 13D                 Page 7 of 18


--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   EGIL Investments, Inc.

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
        OO
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois

--------------------------------------------------------------------------------

                                    7      SOLE VOTING POWER
                                               1,932,584  (1)
  NUMBER OF
   SHARES           ------------------------------------------------------------
 BENEFICIALLY                       8      SHARED VOTING POWER
   OWNED BY
EACH REPORTING                                 0
  PERSON WITH       ------------------------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                               1,932,584  (1)
                    ------------------------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,932,584 (1)

--------------------------------------------------------------------------------

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 .76%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                C0
--------------------------------------------------------------------------------
(1) Includes 1,919,749 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis. Pursuant to a Stockholders' Agreement, (i) various trusts for the benefit of Ann Lurie and members of her family (the "Lurie Trusts") have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGIL Investments, Inc. and (ii) the Common Shares and OP Units owned by EGIL Investments, Inc. are subject to a right of first offer exercisable by the other stockholders of Equity Group Investments, Inc. (other then the Lurie Trusts). See Items 5 and 6.

CUSIP No. 294741103             SCHEDULE 13D                 Page 8 of 18


--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   Samstock/ZFT, L.L.C.

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
                                                               [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------------------------------------------------------------------

                                7     SOLE VOTING POWER
                                          7,249,865 (1)
  NUMBER OF
   SHARES          -------------------------------------------------------------
 BENEFICIALLY                   8     SHARED VOTING POWER
   OWNED BY
EACH REPORTING                        0
  PERSON WITH      -------------------------------------------------------------
                                9     SOLE DISPOSITIVE POWER
                                          7,249,865 (1)
                   -------------------------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,249,865 (1)

--------------------------------------------------------------------------------

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     2.8%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                     00
--------------------------------------------------------------------------------
(1) Includes 6,010,399 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP No. 294741103             SCHEDULE 13D                 Page 9 of 18


--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   Samstock/ZGPI, L.L.C.

-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
       OO
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
                                                               [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------------------------------------------------------------------

                                  7    SOLE VOTING POWER
                                          5,321 (1)
  NUMBER OF
   SHARES           ------------------------------------------------------------
 BENEFICIALLY                     8     SHARED VOTING POWER
   OWNED BY
EACH REPORTING                            0
  PERSON WITH       ------------------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER
                                          5,321 (1)
                    ------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,321 (1)

--------------------------------------------------------------------------------

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    .002%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                    00
--------------------------------------------------------------------------------
(1) Consists of 5,321 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP No. 294741103             SCHEDULE 13D                 Page 10 of 18


--------------------------------------------------------------------------------

1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


   RSB Properties Trust

--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  SOURCE OF FUNDS*
       OO
--------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
                                                               [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Illinois

--------------------------------------------------------------------------------

                                    7     SOLE VOTING POWER
                                             12,314 (1)
  NUMBER OF
   SHARES         --------------------------------------------------------------
 BENEFICIALLY                       8     SHARED VOTING POWER
   OWNED BY
EACH REPORTING                               0
  PERSON WITH     --------------------------------------------------------------
                                    9     SOLE DISPOSITIVE POWER
                                             12,314 (1)
                  --------------------------------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                                             0
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              12,314 (1)

--------------------------------------------------------------------------------

12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .005%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
                  00
--------------------------------------------------------------------------------
(1) Consists of 12,314 Common Shares of Issuer that are issuable upon redemption of OP Units of EOP Partnership. Pursuant to the limited partnership agreement of EOP Partnership, OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

CUSIP No. 294741103             SCHEDULE 13D                 Page 11 of 18


Item 1:   Security and Issuer
          -------------------

          This Schedule 13D relates to the common shares of beneficial interest, par value $.01 per share (the "Common Shares"), of Equity Office Properties Trust, a real estate investment trust formed under the laws of Maryland (the "Issuer"). Issuer's principal executive offices are located at Two North Riverside Plaza, Suite 2200, Chicago, Illinois 60606.

Item 2:   Identity and Background
          -----------------------

          (a - c) and (f). This Schedule 13D is being filed by each of the following entities or persons (each, a "Reporting Person"):

          (i) Samstock/SZRT, L.L.C., a Delaware limited liability company. The sole member of Samstock/SZRT, L.L.C. is Samuel Zell, not individually but solely as trustee of the Samuel Zell Revocable Trust dated January 17, 1990.

          (ii) Samstock/Alpha, L.L.C., a Delaware limited liability company. The sole member of Samstock/Alpha, L.L.C. is Alphabet Partners, an Illinois general partnership whose partners are various trusts formed for the benefit of Samuel Zell and members of his family. The sole trustee of each of such trusts is the Chai Trust Company, L.L.C., an Illinois limited liability company and a regulated trust company ("Chai"). The members of the Board of Directors of Chai are Matthew Zell, Kellie Zell, JoAnn Zell, Sheli Z. Rosenberg, Donald J. Liebentritt, Leah Zell Wanger and Bert Cohen. The executive officers of Chai are as follows:

          Sheli Z. Rosenberg - President and Chief Executive Officer
          Donald J. Liebentritt - Vice President
          Robert M. Levin - Senior Trust Officer
          John Zoeller - Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer

          (iii) Samstock/ZFT, L.L.C., a Delaware limited liability company whose sole member is ZFT Partnership. ZFT Partnership is an Illinois general partnership whose partners are various trusts formed for the benefit of Samuel Zell and members of his family. The sole trustee of such trusts is Chai.

          (iv) Samstock/ZGPI, L.L.C., a Delaware limited liability company whose sole member is Zell General Partnership, Inc., an Illinois corporation. The sole stockholder of Zell General Partnership, Inc. is the Sam Investment Trust, an Illinois trust of which Chai is the sole trustee. Samuel Zell is the sole director of Zell General Partnership, Inc. and the executive officers of Zell General Partnership, Inc. are as follows:

          Samuel Zell - President
          Rod F. Dammeyer - Vice President
          Donald J. Liebentritt - Vice President
          Sheli Z. Rosenberg - Vice President

          None of Samstock/SZRT, L.L.C., Samstock/Alpha, L.L.C., Samstock/ZFT, L.L.C. or Samstock/ZGPI, L.L.C. has a Board of Directors (or the equivalent), and the executive officers of each of such entities are as follows:

          Samuel Zell - President
          Rod F. Dammeyer - Vice President
          Donald J. Liebentritt - Vice President
          Sheli Z. Rosenberg - Vice President
          Greg Stegeman - Treasurer

          (v) ZFT Partnership, an Illinois general partnership whose partners are various trusts formed for the benefit of Samuel Zell and members of his family. The sole trustee of such trusts is Chai.

CUSIP No. 294741103             SCHEDULE 13D                 Page 12 of 18

          (vi) EGI Holdings, Inc., an Illinois corporation ("Holdings"). The directors of Holdings are Samuel Zell and Sheli Z. Rosenberg. The executive officers of Holdings are as follows:

          Samuel Zell - President
          Rod F. Dammeyer - Vice President
          Donald J. Liebentritt - Vice President
          Sheli Z. Rosenberg - Vice President
          Greg Stegeman - Treasurer

          The sole stockholder of Holdings is Equity Group Investments, Inc., an Illinois corporation and a private investment company ("EGI"). Approximately 50% of the capital stock of EGI is owned by various trusts formed for the benefit of Samuel Zell and members of his family (the "Zell Trusts") and approximately 50% of the capital stock of EGI is owned by various trusts formed for the benefit of Ann Lurie and members of her family (the "Lurie Trusts"). Chai is the sole trustee of each of the Zell Trusts. The trustees of each of the Lurie Trusts are either Ann Lurie, as sole trustee, or Ann Lurie and Mark Slezak, as co-trustees.

          The directors of EGI are Sheli Z. Rosenberg and Mark Slezak. The executive officers of EGI are as follows:

          Sheli Z. Rosenberg - President
          Mark Slezak - Vice President, Treasurer
          Donald J. Liebentritt - Vice President
          John Zoeller - Vice President
          Susan Obuchowski -  Vice President, Secretary

          (vii) EGIL Investments, Inc., an Illinois corporation and a wholly-owned subsidiary of EGI ("EGIL"). The directors of EGIL are Ann Lurie and Mark Slezak, and its executive officers are Ann Lurie, President, and Mark Slezak, Vice President. The directors and executive officers of EGI are set forth above.

          (viii) RSB Properties Trust, an Illinois irrevocable trust of which Samuel Zell is the sole trustee. Mr. Zell is not a beneficiary of the trust.

          (ix) Samuel Zell, who is a resident of the State of Illinois.

          The principal business of each Reporting Person (other than Mr. Zell) is investments. The principal occupations of the following individuals are as follows: Samuel Zell is Chairman of the Board of Equity Group Investments, L.L.C., a Delaware limited liability company and a private investment company ("Equity Group"). Rod F. Dammeyer is Managing Director - Corporate Investments of Equity Group. Donald J. Liebentritt is Chief Operating Officer of Equity Group. Sheli Z. Rosenberg is President and Chief Executive Officer of Equity Group. Greg Stegeman is Vice President and Treasurer of Equity Group. Mark Slezak is Vice President and Chief Financial Officer of Lurie Investments, Inc., a private investment company. John Zoeller is Vice President - Taxes of Equity Group. Susan Obuchowski is Vice
          President - Corporate Services of Equity Group. Ann Lurie is President of Lurie Investments, Inc. Robert M. Levin is an attorney. Matthew Zell is President of Pro-Net Solutions, Inc., a retailer of computer-related equipment. Kellie Zell currently is not employed. JoAnn Zell is a physician. Leah Zell is an investment portfolio manager with Wanger Asset Management. Bert Cohen is a self-employed investment executive. Each of the foregoing persons is a citizen of the United States of America.

          The principal business address for each Reporting Person and each of the foregoing persons (except Messrs. Cohen and Levin and Ms. Leah Zell Wanger) is Two North Riverside Plaza, Chicago, IL 60606. Bert Cohen's residence is 181 North Carmelina Avenue, Los Angeles, California 90049. Robert M. Levin's business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602. Leah Zell Wanger's business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

          (d) and (e). None of the Reporting Persons or, to the best knowledge of each Reporting Person, none of their respective trustees, directors or executive officers, as applicable, has, during

CUSIP No. 294741103             SCHEDULE 13D                 Page 13 of 18


          the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On January 19, 2000, Samstock/SZRT, L.L.C. received a distribution of 1,671,760 OP Units from certain of the Lurie Trusts. Each of the ten Lurie Trusts that made the distribution had received 167,176 OP Units on January 17, 2000 as a partnership distribution from a partnership in which such trust is a partner and made a distribution of such 167,176 OP Units to Samstock/SZRT, L.L.C. on January 19, 2000.

          On December 13, 1999, Samuel Zell received 588 Common Shares from the Issuer as trustee fees for his services as a trustee and as the Chairman of the Board of the Issuer.

          On October 1, 1999, EOP Operating Limited Partnership ("EOP Partnership") acquired certain property located in Palo Alto, California from the Palo Alto Square Limited Partnership (the "Palo Alto Partnership"). The Issuer is the sole general partner and is a limited partner of EOP Partnership. As consideration for such acquisition, EOP Partnership paid approximately $1.2 million in cash and issued approximately 1.0 million Operating Partnership Units of EOP Partnership ("OP Units") to the Palo Alto Partnership and assumed certain indebtedness of the Palo Alto Partnership. OP Units currently are redeemable for cash or, at the Issuer's option, exchangeable for Common Shares, on a one-for-one basis. On October 1, 1999, the Palo Alto Partnership effected a liquidating distribution to its partners, on a pro rata basis, of the consideration it had received for the Palo Alto property. In connection with such liquidating distribution the following Reporting Persons received the number of OP Units set forth opposite its name below:

           Reporting Person             OP Units
           ----------------             --------
           Samstock/Alpha, L.L.C.       161,586
           Samstock/ZFT, L.L.C.         161,179
           Samstock/SZRT, L.L.C.         14,162
           Samstock/ZGPI, L.L.C.          5,321
           RSB Properties Trust          12,314

          The other Common Shares and OP Units covered by this Schedule 13D were received by the Reporting Persons as partnership distributions from various partnerships in which such Reporting Persons held direct or indirect partnership interests or, in the case of Samstock/SZRT, L.L.C., as a distribution of 1,671,760 OP Units from certain of the Lurie Trusts, as described above. In addition, Mr. Zell received Common Shares as trustee fees for his service as a trustee and as the Chairman of the Board of the Issuer and as a result of his participation in the Issuer's employee stock purchase plan.

Item 4.   Purpose of the Transaction
          --------------------------

          Each of the Reporting Persons acquired the Common Shares and the OP Units covered by this Schedule 13D from time to time for investment purposes. Consistent with such investment purpose, certain of the Reporting Persons or their respective directors and executive officers are involved in the management, operations and financial aspects of the Issuer's business. Samuel Zell is a trustee and the Chairman of the Board of the Issuer and Sheli Rosenberg is a trustee of the Issuer. Depending upon market conditions and other factors that any Reporting Person may deem material in making his or its investment decisions, each Reporting Person may purchase additional Common Shares or OP Units in open market or private transactions, may redeem his or its OP Units for cash or Common Shares, or may sell all or any portion of the Common Shares

CUSIP No. 294741103             SCHEDULE 13D                 Page 14 of 18


          or OP Units currently owned or hereafter acquired by such Reporting Person, either in open market or private transactions.

          Except as described above, none of the Reporting Persons currently has any plans or proposals of the type referred to in clauses (a) through
          (j) of Item 4 of Schedule 13D; however, any Reporting Person may, at any time and from time to time, review or reconsider his or its position with respect to such plans or proposals.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) and (b). Each Reporting Person beneficially owns the number of Common Shares and the number of OP Units set forth opposite his or its name below:

           Reporting Person            Common Shares (1)        OP Units (1)       % Owned (1)
           ----------------            -----------------        ------------       -----------
           Samstock/SZRT, L.L.C.                  27,348           1,775,768              .71%
           Samuel Zell                           818,173(2)            --                 .32%
           Samstock/Alpha, L.L.C.                258,178           1,990,579              .89%
           ZFT Partnership                             6               --                  *
           EGI Holdings, Inc. (3)                 12,834           1,919,706              .76%
           Samstock/ZFT, L.L.C.                1,239,466           6,010,399              2.8%
           Samstock/ZGPI, L.L.C.                    --                 5,321               *
           RSB Properties Trust                     --                12,314               *
           EGIL Investments, Inc. (3)             12,835           1,919,749              .76%
                                               ---------          ----------              ----
                Total                          2,368,840          13,633,836              6.0%

          __________________

          *  Less than .05%

          (1) Subject to the Stockholders' Agreement described in note (3) below, each Reporting Person exercises sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Shares and/or OP Units set forth above opposite his or its name. To the best knowledge of the Reporting Persons, there are 251,654,039 Common Shares issued and outstanding as of the date hereof. Based upon such number, the 16,002,676 Common Shares and OP Units beneficially owned by the Reporting Persons, collectively, represent approximately 6.0% of the Common Shares issued and outstanding. The percentage ownership for each Reporting Person is based upon the total number of Common Shares currently issued and outstanding plus the number of Common Shares issuable (at the option of the Issuer) to such Reporting Person, but not to any other Reporting Person. Pursuant to the limited partnership agreement of EOP Partnership, able OP Units are redeemable for cash or, at Issuer's option, exchangeable for Common Shares, on a one-for-one basis.

          (2) Includes (i) 809,998 Common Shares issuable to Mr. Zell upon exercise of stock options that are currently exercisable or exercisable within 60 days hereafter, and (ii) 3,582 Common Shares held in an account maintained by the trustee of the Issuer's supplemental employee retirement plan for the benefit of Mr. Zell.

          (3) Pursuant to the Stockholders' Agreement dated as of December 31, 1999 among the Zell Trusts and the Lurie Trusts, (i) the Zell Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by Holdings and have a right of first offer to purchase any Common Shares and OP Units owned by EGIL, and (ii) the Lurie Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGIL and have a right of first offer to purchase any Common Shares and OP Units owned by Holdings.

CUSIP No. 294741103             SCHEDULE 13D                 Page 15 of 18


              In addition to the shares of Common Shares and OP Units owned by the Reporting Persons, the following individuals also own securities of the Issuer, in their personal capacities:

                                                    No. of                     No. of OP
              Name                              Common Shares                    Units
              ----                              -------------                  ---------
              Sheli Z. Rosenberg(1)                218,642                       191,134
              Rod F. Dammeyer(2)                       352                          ---
              Donald J. Liebentritt(3)              32,615                        39,718
              Mark Slezak                            1,000                          ---
              John Zoeller(4)                        7,735                          ---
              Matthew Zell(5)                        8,403                          ---
              Kellie Zell(6)                        15,000                          ---
              JoAnn Zell                             5,376                          ---
              Bert Cohen                             8,885                        25,262
              Susan Obuchowski(7)                    4,166                          ---

              ---------------
              (1) Includes 137,832 Common Shares issuable upon exercise of options currently vested; 3,573 Common Shares held in an account maintained by the trustee of the Issuer's supplemental employee retirement plan for the benefit of Mrs. Rosenberg; and 21,303 Common Shares and 17,318 OP Units held by Mrs. Rosenberg's spouse.

              (2)  Includes 176 Common Shares held by Mr. Dammeyer's spouse.

              (3) Includes 13,333 Common Shares issuable upon exercise of currently exercisable options and 5,000 Common Shares held by Mr. Liebentritt's spouse.

              (4) Includes 6,666 Common Shares issuable upon exercise of currently exercisable options.

              (5) Includes 5,049 Common Shares held by Mr. Zell as custodian for his minor children and 3,000 shares held by Mr. Zell's spouse.

              (6) Includes 10,000 Common Shares held by Ms. Zell as custodian for her minor children.

              (7) Includes 2,666 Common Shares issuable upon exercise of currently exercisable options.

          (c) The following transactions in Common Shares and/or OP Units were effected by the specified Reporting Persons within the past 60 days:

          On December 13, 1999, Mr. Zell received 588 Common Shares from the Issuer as trustee fees for his service as a trustee and as the Chairman of the Board of the Issuer.

          In July 1999, Samstock/SZRT, L.L.C. received certain OP Units as a distribution from a partnership in which Samstock/SZRT, L.L.C. was an indirect partner. The distribution consisted of merger consideration that had been received by the partnership. On December 14, 1999, Samstock/SZRT, L.L.C. transferred 703 of the OP Units to another former partner of the partnership as a result of a reallocation of the partnership distribution.

          On January 17, 2000, certain of the Lurie Trusts (which are indirect stockholders of Holdings and EGIL by virtue of their ownership of capital stock of EGI) received an aggregate of 1,671,760 OP Units as a partnership distribution. On January 19, 2000, each of these Lurie Trusts made a distribution of such OP Units to Samstock/SZRT, L.L.C. As a result, Samstock/SZRT, L.L.C. acquired beneficial ownership of such 1,671,760 OP Units on January 19, 2000.

          (d) EGI Holdings, Inc. ("Holdings") and EGIL Investments, Inc. ("EGIL"), both of which are Reporting Persons, are wholly-owned subsidiaries of EGI. The Zell Trusts, whose beneficiaries are Samuel Zell and members of his family, own approximately 50% of the capital stock of EGI and the Lurie Trusts, whose beneficiaries are Ann Lurie and members of her family, own approximately 50% of the capital stock of EGI. The Zell Trusts and the Lurie Trusts are parties to a Stockholders' Agreement dated as of December 31, 1999 (the "Stockholders' Agreement") that sets forth their agreement regarding, among other things, various corporate governance matters relating to, and the transferability of securities of or held by, EGI, Holdings and EGIL. A copy of the Stockholders' Agreement is attached to this filing as Exhibit 2. Pursuant to the Stockholders' Agreement and subject to the terms thereof, (a) the Zell Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by Holdings, and (b) the Lurie Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGIL. Notwithstanding the foregoing, if the Zell Trusts desire to cause Holdings to sell, assign, transfer or otherwise dispose of (each, a "Transfer") any Common Shares or OP Units held by Holdings from time to time in a bona fide transaction, the Zell Trusts first must offer to sell such Common Shares or OP Units to the Lurie Trusts. If the Lurie Trusts (on behalf of themselves or their designee) do not accept such offer to purchase all but not less than all of the Common Shares or OP Units offered by Holdings within 30 business days (in the case of a private sale) or 10 business days (in the case of a public sale) after receipt of the offer notice, then the Zell Trusts may Transfer such Common Shares or OP Units to a third party at a purchase price equal to or greater than the price at which such equity securities were offered to the Lurie Trusts. Any Common Shares or OP Units that are not Transferred by Holdings within 90 days after expiration of such 10 or 30 day period, as applicable, will again be subject to such right of first offer provisions. The Lurie Trusts have granted to the Zell Trusts an identical right of first offer with respect to any Common Shares or OP Units held by EGIL from time to time. The Zell Trusts and the Lurie Trusts also have agreed to not cause Holdings or EGIL, respectively, to (i) consummate more than one Transfer of Common Shares or OP Units in any 90-day period, (ii) effect any sale of equity securities of Holdings or EGIL (including Common Shares or OP Units), respectively, unless the value of such sale is at least $5.0 million, or (iii) convert any OP Units into Common Shares unless such Common Shares are sold for cash prior to the due date of any tax liability arising in connection with such conversion and the proceeds from such sale are sufficient to satisfy any tax obligation arising from the sale. The Stockholders' Agreement obligates Holdings and EGIL to distribute to EGI all cash dividends or cash distributions received by Holdings or EGIL in respect of Common Shares or OP Units and provides that, after establishing sufficient reserves for working capital and taxes and in the discretion of the EGI Board of

CUSIP No. 294741103             SCHEDULE 13D                 Page 16 of 18


          Directors, EGI may loan or distribute any remaining amounts of such cash distributions or dividends to the Zell Trusts and/or the Lurie Trusts, respectively. Each of Holdings and EGIL is entitled to retain the proceeds of any financing or refinancing of Common Shares or OP Units effected by it, and shall not be obligated to distribute such proceeds to EGI; however Holdings or EGIL will be obligated to loan such proceeds to affiliates of the Zell Trusts or the Lurie Trusts, respectively, upon demand, with interest payments and any other debt service or payment requirements being identical to the terms of the third party financing.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          EGI Holdings, Inc. ("Holdings") and EGIL Investments, Inc. ("EGIL"), both of which are Reporting Persons, are wholly-owned subsidiaries of EGI. The Zell Trusts, whose beneficiaries are Samuel Zell and members of his family, own approximately 50% of the capital stock of EGI and the Lurie Trusts, whose beneficiaries are Ann Lurie and members of her family, own approximately 50% of the capital stock of EGI. The Zell Trusts and the Lurie Trusts are parties to a Stockholders' Agreement dated as of December 31, 1999 (the "Stockholders' Agreement") that sets forth their agreement regarding, among other things, various corporate governance matters relating to, and the transferability of securities of or held by, EGI, Holdings and EGIL. A copy of the Stockholders' Agreement is attached to this filing as Exhibit 2. Pursuant to the Stockholders' Agreement and subject to the terms thereof, (a) the Zell Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by Holdings, and (b) the Lurie Trusts have sole power to vote or cause the vote of, and to dispose or cause the disposition of, all Common Shares and OP Units beneficially owned by EGIL. Notwithstanding the foregoing, if the Zell Trusts desire to cause Holdings to sell, assign, transfer or otherwise dispose of (each, a "Transfer") any Common Shares or OP Units held by Holdings from time to time in a bona fide transaction, the Zell Trusts first must offer to sell such Common Shares or OP Units to the Lurie Trusts. If the Lurie Trusts (on behalf of themselves or their designee) do not accept such offer to purchase all but not less than all of the Common Shares or OP Units offered by Holdings within 30 business days (in the case of a private sale) or 10 business days (in the case of a public sale) after receipt of the offer notice, then the Zell Trusts may Transfer such equity securities to a third party at a purchase price equal to or greater than the price at which such equity securities were offered to the Lurie Trusts. Any Common Shares or OP Units that are not Transferred by Holdings within 90 days after expiration of such 10 or 30 day period, as applicable, will again be subject to such right of first offer provisions. The Lurie Trusts have granted to the Zell Trusts an identical right of first offer with respect to any Common Shares or OP Units, and other equity securities, held by EGIL from time to time. The Zell Trusts and the Lurie Trusts also have agreed to not cause Holdings or EGIL, respectively, to (i) consummate more than one Transfer of Common Shares or OP Units in any 90-day period, (ii) effect any sale of equity securities of Holdings or EGIL (including Common Shares or OP Units), respectively, unless the value of such sale is at least $5.0 million, or (iii) convert any OP Units into Common Shares unless such Common Shares are sold for cash prior to the due date of any tax liability arising in connection with such conversion and the proceeds from such sale are sufficient to satisfy any tax obligation arising from the sale. The Stockholders' Agreement obligates Holdings and EGIL to distribute to EGI all cash dividends or cash distributions received by Holdings or EGIL in respect of Common Shares or OP Units and provides that, after establishing sufficient reserves for working capital and taxes and in the discretion of the EGI Board of Directors, EGI may loan or distribute any remaining amounts of such cash distributions or dividends to the Zell Trusts and/or the Lurie Trusts, respectively. Each of Holdings and EGIL is entitled to retain the proceeds of any financing or refinancing of Common Shares or OP Units effected by it, and shall not be obligated to distribute such proceeds to EGI; however Holdings or EGIL will be obligated to loan such proceeds to affiliates of the Zell Trusts or the Lurie Trusts, respectively, upon demand, with interest payments and any other debt service or payment requirements being identical to the terms of the third party financing.

CUSIP No. 294741103             SCHEDULE 13D                 Page 17 of 18


          Samuel Zell is a trustee and the Chairman of the Board of the Issuer and Sheli Z. Rosenberg is a trustee of the Issuer; however, there are no oral or written contracts, arrangements, understandings or agreements between either Mr. Zell or Mrs. Rosenberg and the Issuer with respect to Mr. Zell's or Mrs. Rosenberg's services in such capacities.

          From time to time and in connection with obtaining loans or effecting other financing transactions, certain of the Reporting Persons have granted and may grant to lenders a security interest in all or a portion of such Reporting Person's assets, including the Common Shares and OP Units described herein. To perfect such security interests, the lenders may require the Reporting Person to pledge Common Shares or OP Units as collateral. The underlying loan agreements and financing documents generally contain standard default provisions authorizing the lender, upon the occurrence of any default or breach by the Reporting Person that is party to the agreement, to foreclose upon the collateral that secures the Reporting Person's loan. The proceeds of such loans and financing transactions were not used to purchase the Common Shares or OP Units described herein. Each Reporting Person believes that its loans and financing arrangements, and the granting of the security interests in connection therewith, have been and will be within the ordinary course of the business of such Reporting Person.

Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

          Exhibit 1 -- Joint Filing Agreement among the Reporting Persons

          Exhibit 2 -- Stockholders Agreement dated as of December 31, 1999 among the Zell Trusts and the Lurie Trusts

CUSIP No. 294741103             SCHEDULE 13D                 Page 18 of 18


                                   SIGNATURES
                                   ----------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 21, 2000.


Samstock/SZRT, L.L.C., Samstock/Alpha, L.L.C.,
Samstock/ZFT, L.L.C., Samstock ZGPI, L.L.C., and EGI Holdings, Inc.

By:       /s/ Donald J. Liebentritt
    ---------------------------------------------
       Donald J. Liebentritt, as Vice President of
       each of the above entities


       /s/ Samuel Zell
-------------------------------------------------
       Samuel Zell


ZFT Partnership

  By: ZFT Kellie Trust, as partner

    By: Chai Trust Company, as trustee

By:       /s/ Donald J. Liebentritt
    ---------------------------------------------
       Donald J. Liebentritt, Vice President


RSB Properties Trust


By:       /s/ Samuel Zell
    ---------------------------------------------
       Samuel Zell, not individually but solely
       as Trustee


EGIL Investments, Inc.


By:       /s/ Mark Slezak
    ---------------------------------------------
       Mark Slezak, Vice President

                                 EXHIBIT INDEX



EXHIBIT NO.         DESCRIPTION
----------          -----------

     1              Joint Filing Agreement among the Reporting Persons

     2 Stockholders Agreement dated as of December 31, 1999 among the Zell Trusts and the Lurie Trusts